Mail Stop 3561

September 30, 2005

Robert N. Verratti
Chief Executive Officer
Traffic.com, Inc.
851 Duportail Road
Wayne, PA 19087

       Re: Traffic.com, Inc.
              Registration Statement on Form S-1
              Filed August 31, 2005
              File No. 333-127973

Dear Mr. Verratti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   We note that you include industry research for estimated growth data and other figures cited throughout the document. Please provide us with marked copies of any materials

that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Also confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, then revise the document to state that fact and file a consent from the party.

3.   If you intend to use artwork in addition to the graphics already included as part of the prospectus, please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

4.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Inside Front Cover Page

5.   Move the paragraph regarding the company's trademarks to another section of the prospectus. Please refer to Item 502 of Regulation S-K for the information that may appear on the inside front cover page.

Prospectus Summary, page 1

6.   You can safely delete the first sentence of the italicized introductory paragraph. A summary by its terms does not contain all of the information in the prospectus.

7.   Please also delete the last italicized sentence. Once you make your disclosure clear from the context, you will not need to define terms such as "we" and "us."

8.   The business description provided on pages 1-4 is too detailed, contains information better-suited for the "Business" section, and is repetitive of the information in the prospectus' body. For example, the "Our Response to Significant Trends" and "Our Traffic Information and Technology" sections merely repeat the information provided in the "Business" section. Item 503(a) of Regulation S-K and part IV.C. of Release No. 33-7497 state that you should limit the summary to a brief overview of the offering's key aspects. Please revise accordingly.

Our Company, page 1

9.   Tell us in your response letter the basis for your statement that you "are the leading

provider of accurate real-time traffic information in the United States."

10.   Please clarify what you mean by "traditional traffic incident and event information" and clarify how your traffic data is "highly differentiated" compared to the traditional traffic information.

11.   Disclose the approximate date that you expanded your business model. Please also disclose to what extent you generate revenue from each of these sources so that investors understand the relative importance of each of your revenue sources and how this change in your business model has impacted your business. In addition, please also disclose the number of subscribers to your traffic.com website and disclose when you began providing your data to NAVTEQ and Motorola.

12.   We remind you that your summary should present a balanced picture of your operations. Accordingly, please disclose your net losses for each of the past two years and the increase in your net loss for the six months ended June 30, 2005 compared to the same period in 2004. Please also disclose your accumulated stockholders' deficit of approximately $84 million as of June 30, 2005.

13.   You use the term "platforms" in a number of places. This term is vague. Please use concrete, everyday language when describing your products and services. Similarly replace this vague term appearing in the graphics on your outside back cover page.

Our Response to Significant Trends, page 1

14.   Please tell us in your response letter the basis for your statement that the traditional methods used by radio and television traffic reporting "result in limited and often inaccurate traffic flow information…." In this regard, we note the use by stations of helicopters to provide traffic flow information.

Our Strategy, page 4

15.   We note your statement that your "objective is to become recognized worldwide…as the leading provider…." In light of the competitive environment in your industry and that you currently do not appear to have any international operations, tell us in your response letter why you believe that you have a reasonable, factual basis for this statement. In addition, please tell us in your response letter the basis for your statement that your technologies are "superior."

The Offering, page 5

16.   Your disclosure indicates that all outstanding shares of your convertible preferred stock will convert into common stock upon the closing of the IPO. In your response letter,

please confirm that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock.

Risk Factors, page 12

17.   Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example:

- We may not achieve success with our recently expanded…, page 9
- We are dependent on contracts with the United States…, page 11
- We may be liable for our traffic information, page 14
- Control by principal stockholders could adversely affect…, page 16
- We will incur increased costs as a result of being a public company, page 17
- Potential investors should not expect to sell our shares…, page 18

These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty, and tailor the caption to reflect the particular risk to you or potential investors.

We may not achieve success with our recently expanded…, page 9

18.   In your MD&A section, please provide a quantified discussion of the significant resources you intend to invest in your branding campaign as mentioned in this risk factor.

We face substantial competition that could result in pricing pressure…, page 9

19.   Quantify your revenues attributable to the large network radio customer that proposed unacceptable terms for the renewal of your agreement.

We derive a significant portion of our revenues…, page 10

20.   Please advise us whether any advertiser accounts for 10% or more of your total revenues. If so, and the loss of such customer would have a material adverse effect on you, then identify the customer in your prospectus pursuant to Item 101(c)(vii) of Regulation S-K. Also file any material contracts with these parties as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

If the market for Internet advertising fails…, page 10

21.   Please tailor this risk factor to address your recent website initiative.

If we fail to manage our growth effectively…, page 11

22.   In your MD&A section, please quantify your recent "investment in personnel, facilities, technology infrastructure, and financial and management systems and controls" and disclose your expected investment in these areas in the next year.

A failure of TIMS or a catastrophic event…, page 12

23.   Disclose any specific problems you have experienced with regard to your TIMS system or any damage or interruption to your data facility. Quantify the impact of these problems on your business, to the extent possible, so that investors can better assess the magnitude of this risk.

Our future success depends in our ability to retain our executive officers…, page 14

24.   Disclose the extent to which you have had problems retaining your personnel.

We will incur increased costs as a result of being a public company, page 17

25.   Please quantify your anticipated increased costs as a result of being a public company, to the extent practicable.

The future sale of shares of our common stock…, page 17

26.   Revise to address the potential adverse effect on the market price of the common stock due to the sales of the shares underlying your warrants and stock options.

Use of Proceeds, page 22

27.   Currently, your disclosure indicates that you intend to use some of the proceeds from the offering for "general corporate purposes, including working capital and capital expenditures." To the extent possible, please revise to more specifically identify and quantify the approximate amount of proceeds to be used for particular purposes. For example, do you intend to dedicate any portion to your planned geographic expansion or to or to the "significant resources" you plan to invest in your branding campaign?

Dilution, page 24

28.   Please quantify the dilution to new investors if the underwriter fully exercises its over-allotment option. Also quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options and warrants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

29.   We note your disclosure that you expect your "newer revenue opportunities, including Internet advertising, traffic data services and consumer wireless subscriptions, will become an increasingly larger percentage of our total revenue." Please provide more specific information regarding the growth you expect in each of these new areas so that investors can assess how you expect the recent changes in your business model to impact your business. In this regard, do you expect the primary growth in your business to come from the delivery of real-time reports to commuters while driving through services such as XM Satellite Radio and consumer wireless subscription services or do you expect that your Internet website and television-related revenue opportunities will drive your growth? Do you expect consumers will be willing to pay extra for real-time traffic reports, particularly if commuters generally have only one commuting route option and, as a result, would not be able to utilize your real-time traffic information to improve their commuting time?

30.   Please also discuss any uncertainties relating to your new business model. For example, we note your risk factor regarding the substantial competition in your industry, the small number of visitors to your website and your disclosure that you expect to "invest significant resources" in your branding campaign initiative to increase your brand recognition. Please address any material uncertainties accordingly.

31.   Please expand upon other developments and trends that may impact your business and operations. For example, how will your expansion strategy into other US metropolitan markets and your potential expansion internationally impact your business? You should revise to include a detailed description of the steps and costs that must be taken to achieve this goal and an estimated timeline of events. If material, how do you expect that becoming a public company will impact your business? Specifically address your expectation that you will continue to incur net losses due to the increase in your product and service offerings, geographic expansion and obligations as a public company, as mentioned in your risk factor on page 9.

32.   We note your disclosure regarding your agreements with the U.S. Department of Transportation, XM Satellite, The Weather Channel, Motorola and Comcast. Please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe that you are not required to do so. Where appropriate, also describe your contracts with major customers. For example, disclose whether you have short-term or medium-term contracts and/or whether these customers may terminate contracts or at any time without penalty.

Sources of Revenue and Cost of Revenue, page 29

Traffic Data Services, page 30

33.   We note that you are required to meet certain milestones, including federal acceptance of your plans, designs and architecture and that you have completed your sensor network and received system acceptance from the relevant transportation agencies in Boston, Chicago, Philadelphia, Pittsburgh, Providence and Tampa. You are also collecting data from sensor networks that you are in the process of constructing in Los Angeles, Phoenix, San Diego, San Francisco, St. Louis and Washington, D.C. You are recognizing revenue from your sensor network in connection with you subcontract to the U.S. DOT in Boston, Chicago, Providence, San Diego, Washington, DC and Tampa. In this regard:

- Tell us why you believe it is appropriate to recognize revenue before you have received system acceptance from the relevant transportation authorities (i.e. San Diego and Washington, DC).
- Tell us if you have started recording depreciation expense for the San Diego and Washington, DC location in accordance with your revenue recognition policy disclosed on page F-9.
- If you have started to record depreciation for San Diego and Washington DC, tell us why, citing accounting literature used, it is appropriate to depreciate an asset before construction is complete.

License Agreement, page 32

34.   Please describe the "various intellectual property rights" under the license agreement.

Liquidity and Capital Resources, page 40

35.   Please discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures on a short-term and long-term basis. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months.

36.   Refer to the first paragraph on page 41 where you state that cash flows used in operating activities for the six months ended June 30, 2005 were primarily due to a net loss of $11.4 million and an increase in accounts receivable and U.S. DOT subcontract receivable, which were partially offset by deferred revenue from U.S. DOT subcontract. In addition on page 46 you state for U.S. DOT Contracts the majority of all funds are received upon complete installation of the system and proof of operability and all

amounts invoiced by you are initially recorded as deferred revenue. In this regard, tell us in detail how you record U.S. DOT subcontract receivables. Tell us if you record deferred revenue before you receive the cash funds for the U.S. DOT Contracts. Provide us with your journal entries and your basis in accounting literature.

Indebtedness, page 42

37.   Please describe the expected terms of your new credit facility and clarify how you expect the terms will be more favorable than your current credit facility, to the extent known.

Contractual Obligations, page 43

38.   We note that at December 31, 2004 your long-term debt obligations equal $51.5 million, while long term debt balance on the Consolidated Balance Sheet at December 31, 2004 is only $23.7 million. In detail, please explain the difference.

Critical Accounting Policies and Estimates, page 43

Stock-Based Compensation, page 43

39.   We note that you recorded deferred stock-based compensation to the extent that the reassessed value of the stock at the date of grant exceeded the exercise price of the option. The reassessed values for accounting purposes were determined in 2005 based on an independent valuation analysis prepared by a third party advisor and for prior years based on market-based analysis. In addition to the disclosure you have already provided, please revise your MD&A to disclose the following:

- A discussion of the significant factors and assumptions used for the income and market approach used in determining the fair value of common stock.
- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price;
- The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist;
- Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Please note that we will defer our final evaluation of your response until you provide all the disclosures required by this comment in your registration statement. In this regard, we note that your Form S-1 does not include the estimated price range for the initial public offering.

Business, page 49

Automated Collection of Diverse Traffic Data, page 52

40.   Briefly describe the process and cost of installing your network of sensors in a metropolitan area. How many sensors do you typically install in a metropolitan area and what is generally the distance between each of them?

Delivery Platforms, page 53

41.   Disclose the number of subscribers you have for each of your Internet and subscription services. Please also disclose the number of subscribers that access your traffic data through your agreements to provide traffic data for use in your customers' own Internet wireless and in-vehicle products and services.

Customers, page 56

42.   Indicate the percentage of your revenues the customers listed on pages 57 and 58 represent individually or in the aggregate.

Competition, page 59

43.   To the extent reasonably known, provide quantified disclosure of your market share compared to the market share of the major competitors you cite. See Item 101(c)(x) of Regulation S-K. If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability. In addition, please expand your disclosure to address more particularly the basis upon which you compete with your competitors. In this regard, do your competitors utilize a similar business model? Also, we note from news articles that other companies such as Palm appear to provide wireless traffic data services. If material, please consider addressing your competitive position compared to other competitors that provide similar services.

Legal Proceedings, page 61

Traffic.com, Inc. v. Internet Capital Group, Inc. et. al., page 62

44.   We note your disclosure regarding the right that Internet Capital Group will grant to the underwriter to cover any over-allotments. Please include appropriate disclosure regarding this arrangement in your Principal and Selling Stockholders section.

Management, page 64

45.   Please disclose when Mr. Verratti joined TL Ventures so that it is clear what his business
        experience has been during the last five years.

Principal and Selling Stockholders, page 74

46.   Tell us in your response letter whether any of the selling stockholders are broker-dealers
        or affiliates of broker-dealers. We may have further comments.

47.   Given your disclosure in the footnotes that Messrs. Jenetta and Rothey may be deemed to
        share voting and dispositive power over the shares held by Convergence Capital, L.P.,
        and Mr. DeNino may be deemed to share voting and dispositive power over the shares
        held by TL Ventures, please revise the table to attribute beneficial ownership of those
        shares to them.

Certain Relationships and Related Party Transactions, page 78

48.   Revise the disclosure under "Indebtedness of Management" to more thoroughly describe
        the circumstances surrounding the loans you made to your executive officers, such as the
        purpose of each loan. Also disclose the maturity date of each outstanding loan.

49.   Provide us with an analysis as to why the issuance of Series F convertible stock, which
        you expect to close in September 2005, should not be integrated with the registered
        public offering.

50.   Disclose the "other institutional investor" that is a party to the guarantee agreement.

Shares Eligible for Future Sale, page 85

Lock-Up Agreements, page 85

51.   Please disclose the number of shares that are subject to the lock-up agreements.

Plan of Distribution, page 87

52.   We note that WR Hambrecht + Co, LLC intends to conduct the offering using its
        "OpenIPO"® auction process. Please indicate in your response letter whether the
        materials and procedures to be used in the offering and described in the underwriting
        section of your Form S-1 previously have been cleared by the Office of Chief Counsel for
        the Division of Corporation Finance and whether the materials and procedures
        have changed since receiving clearance from the staff. If you cannot represent to us that
        these materials and procedures have been cleared by the staff, or if WR Hambrecht has
        made any changes to its online offering websites or procedures, please identify any

changes that it has made. In addition, please provide us with all the OpenIPO® auction process materials, including screen shots and the text of any communications the underwriter(s) propose to use in the electronic distribution. We may have additional comments upon review of those materials.

53.   Please confirm that the information on WR Hambrecht's website is limited to the electronic prospectus and other information permitted by Rule 134.

54.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.

Consolidated Statements of Income, page F-4

55.   State separately costs and expenses applicable to sales and revenues in accordance with Item 5-03 of Regulation S-X.

Consolidated Statements of Stockholders' Deficit, page F-5

56.   We note that you have $25.4 million recorded in a line item called "Tender offer for Series D Preferred Stock." However your footnote disclosure on page F-23 states that you repurchased 2,595,585 shares of Series D Preferred Stock for $9.4 million. Please explain to us and disclose in your footnotes what is included in $25.4 million recorded in your consolidated statements of stockholders' deficit.

Consolidated Statement of Cash Flows, page F-6

57.   We note that you recorded the amortization of deferred financing fees in cash flows from operating activities. However, cash payments for debt issue costs should be classified in the statement of cash flows as a financing activity in accordance with EITF 95-13. Please revise or advise.

58.   It appears that your restricted cash is classified as a non-current asset on your consolidated balance sheet. As a result, changes in restricted cash should be reported in cash flows from investing activities rather than operating activities. Please revise or advise.

Organization, page F-7

Contracts with United States Department of Transportation, page F-7

59.   We note that you retain the ability to market data for commercial purposes and you have committed to share up to 10% of certain revenues with state and local departments of transportation for reinvesting and enhancing the system. Tell us and disclose how you account for these reinvesting and revenue sharing transactions. Refer to your basis in accounting literature.

Summary of Significant Accounting Policies, page F-8

Stock-Based Compensation, page F-14

60.   We note your reference to a third party advisor who prepared an independent valuation analyses. While you are not required to make reference to these independent valuations, when you do you should also disclose the names of the experts and include the consents of the experts if the references are made in a 1933 Act filing. Your disclosure should explain the methods and significant assumptions used in the valuations. Please revise to comply and tell us the name of the experts. Similarly revise throughout your registration statement.

Note 10 - Redeemable convertible preferred stock, page F-22

61.   We note on page F-22 that as an inducement to participate in the Series E financing, you distribute 6,419,811 shares of Series E-1 Preferred Stock. Tell us how you recorded the $15.3 million value of Series E-1 Preferred Stock and refer to your basis in accounting literature.

Commitments and Contingencies, page F-27

Media Inventory, page F-28

62.   We note that you contract with various television and radio stations for the barter of advertising inventory for services, which may include cash payments. Providing sample journal entries, tell us in detail how you account for these barter transactions. Also, tell us the line item in the balance sheet where you included media inventory. Refer to your basis in accounting literature. In future filings disclose your accounting policy regarding barter transactions.

Legal Proceedings, page F-28

Santa Fe Technologies v. Argus Networks, Inc., page F-28

63.   We note that in late June 2005, the jury returned a verdict against the Company on the breach of fiduciary duty claim and the related conspiracy claim and against the investor affiliate on the conspiracy claim finding, that the Company and the investor affiliate are jointly and severally liable to the plaintiff for $6.1 million in compensatory damages. We also note that you have not established a reserve relating to this matter, as an estimate of the ultimate outcome is not determinable. Given this information tell us in detail why a reserve amount cannot be reasonably estimated in accordance with paragraph 8 of SFAS 5.

Recent Sales of Unregistered Securities, page II-2

64.   Revise subparagraphs (1) and (2) to name the class of persons to whom you sold the securities. See Item 701(b) of Regulation S-K. For transactions in which you sold securities to individuals, specify whether the purchasers are affiliated with your company.

65.   We reference the transactions you describe in (2). Provide the specific timing of these transactions rather than referring to all issuances since June 30, 2002.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile (212) 841-1010
        Ellen B. Corenswet, Esq.
        Covington & Burling